Filed by DigitalGlobe, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  DigitalGlobe, Inc.

(Commission File No.: 001-34299)

Combining with MDA — hitting the “go fast” button for the DigitalGlobe

By: Dr. Walter Scott, DigitalGlobe Founder and CTO

Radarsat-2

Last month I blogged about creating the DigitalGlobe — the smartest, most comprehensive geospatial ecosystem on the planet, featuring the highest-quality imagery and geospatial content, a world-class Geospatial Big Data platform, deep geospatial knowledge, global distribution channels, and an ever-growing repository of analytic tools. Our recent agreement to combine with MDA is a “go fast” button for the DigitalGlobe that will allow us to move faster and go bigger than ever before.

As the founder of DigitalGlobe, I am often asked why we would agree to be acquired, why MDA, and why now. As a leader of an organization that has gone through many changes in its 25-year history, I have always been focused on what is best for our customers, knowing that if we get that right, we’ll also take good care of our employees and shareowners.

Joining forces with MDA will enable us to better serve the changing needs of our customers around the world with an expanded portfolio of end-to-end solutions. By combining MDA’s satellite manufacturing, radar and ground systems, and systems engineering excellence with DigitalGlobe’s unrivaled constellation, archive, platform, and advanced geospatial expertise and analytics, we will be positioned to provide more value to our customers with an expanded suite of multi-source data solutions and services.  After the deal closes, we will have a diverse revenue base, with commercial business representing 73% of its revenue. In addition, the combined organization will reduce our revenue concentration, bringing the EnhancedView contract, previously 46% of our business, to less than 15% of the combined company’s revenues.

Also appealing is MDA’s commitment to supporting DigitalGlobe’s current strategy, which includes developing our next-generation WorldView Legion constellation and ground systems, accelerating our migration to the cloud, integrating the Scout small satellite fleet from our Saudi (KACST/TAQNIA Space) partnership, investing in our Geospatial Big Data platform, and continuing to foster deep domain expertise and technical tradecraft within our services business.

DigitalGlobe delivered strong performance in 2016, successfully executing on this strategy and extending our industry leadership position. So the stars truly had to align for the right partner to approach us at the right time with an offer to bring our two companies together. As we started down the path toward building the assets and capabilities that will best serve our customers and enable our growth into the 2030s, we recognized that MDA could add highly complementary capabilities and allow us to become more cost efficient through vertical integration.

Combining our electro-optical capabilities with MDA’s radar capabilities is a good example of the former. Huge strides have been made in machine learning in the past few years. This will allow us to unlock value by combining high-resolution optical imagery with radar’s unique ability to see the Earth at any time of day, in any weather conditions, without requiring the end user to learn to interpret the peculiarities of radar data.

Our next generation satellites are a good example of the latter. By combining with one of the world’s premiere satellite manufacturers, with a diverse commercial customer base, we can reduce our capital intensity and significantly enhance our ability to meet our customers’ needs. When the Scout and WorldView Legion constellations are both operational in 2020, we will more than double our capacity to image high-demand areas, double our multi-spectral and 30 cm capacity, and collect imagery over the world’s most rapidly changing areas as frequently as every 20-30 minutes throughout the day.

If there has been one constant throughout DigitalGlobe’s history, it has been change. By combining with MDA, this change hits the “go fast” button and unlocks our true potential to grow and succeed.

Additional Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of MacDonald, Dettwiler and Associates Ltd. (“MDA”).  In connection with the proposed merger, MDA intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which will include a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders.  The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL

AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER.  Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3.  Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234.

In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders.  The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER.  Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger.  However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger.  Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2016 annual meeting of stockholders filed with the SEC on April 14, 2016.  Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC.  These documents can be obtained free of charge from the sources indicated above.

Special Note Regarding Forward-Looking Statements

Certain statements contained herein, including statements about MDA’s proposed acquisition of DigitalGlobe, DigitalGlobe’s and MDA’s expected financial performance, and DigitalGlobe’s and MDA’s strategic and operational plans, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as “may,”

“will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words. Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward looking statements. Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on partner and customer relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of DigitalGlobe’s business; changes in political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. Additional information concerning risks and uncertainties that could affect DigitalGlobe’s business can be found in DigitalGlobe’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016. We undertake no obligation to revise or update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.